Exhibit 99.1

CHAI-NA-TA CORP.
INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2011 at 11:30 A.M.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of CHAI-NA-TA CORP. (the “Corporation”), for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Corporation, to be held at the time, place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

THIS INFORMATION CIRCULAR HAS BEEN PREPARED BY MANAGEMENT OF THE CORPORATION AND PROXIES ARE SOLICITED HEREBY BY, OR ON BEHALF OF, MANAGEMENT FOR USE AT THE MEETING. It is expected that the solicitation will primarily be by mail. The cost of the solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons designated in the accompanying Form of Proxy are directors and/or senior officers of the Corporation. A

SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON AS PROXY TO REPRESENT THE SHAREHOLDER AT THE MEETING, OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED IN THE ACCOMPANYING FORM OF PROXY, BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF THE CHOSEN PERSON IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY. THE PERSON SO NAMED AS PROXY NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

A shareholder may revoke a proxy:

(1)	by signing a Form of Proxy bearing a later date and depositing it at the registered office of the Corporation within the time stipulated in the Notes on the Form of Proxy; or

(2)

as to any matter on which a vote shall not have been cast pursuant to the authority conferred by a Form of Proxy, by signing a written instrument and delivering it to the Chairman or Secretary of the Meeting at the Meeting; or

(3)	by attending the Meeting in person and personally voting the shares represented by the Form of Proxy; or

(4)

under Subsection 148(4) of the Canada Business Corporations Act, by instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or if the shareholder is a corporation, under its corporate seal or by any officer or attorney thereof authorized in writing), to be deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY PROXY

The shares represented by the enclosed Form of Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with instructions of the shareholder executing it and if such shareholder indicates a choice with respect to any matter to be acted on at the Meeting, the shares will be voted accordingly. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED ON THE APPOINTMENT OF AUDITORS, IN FAVOUR OF THE AUDITORS NAMED IN THIS INFORMATION CIRCULAR; TO AUTHORIZE THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS; ON THE ELECTION OF THE DIRECTORS IN FAVOUR OF THE PROPOSED DIRECTORS NAMED IN THIS INFORMATION CIRCULAR; AND IN FAVOUR OF THE RESOLUTION REFERRED TO IN ITEM 3 IN THE FORM OF PROXY.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to amendments to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management knows of no such amendments or matters to come before the Meeting other than those matters referred to in the Notice of Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited “CDS & Co.” or The Depository Trust Company “CEDE & Co.”) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Information Circular, the Form of Proxy and the Request Form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares (each a “Common Share”) without nominal or par value. As of March 31, 2011, there were 34,698,157 Common Shares of the Corporation issued and outstanding. Each holder of Common Shares is entitled to one vote at the Meeting for each Common Share registered in the holder’s name as at the close of business on March 31, 2011 (the “Record Date”), provided that a transferee of such Common Shares acquired since the Record Date shall be entitled to vote at the Meeting if the transferee produces properly endorsed share certificates for such shares, or otherwise establishes that the transferee owns such shares, and not later than 10 days before the Meeting has demanded that the transferee’s name be included in the list of shareholders entitled to receive the Notice of Meeting, such list having been prepared as of the Record Date.

The following table sets out, as at the date of this circular, those shareholders who, to the knowledge of the directors and senior officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 10% of the voting rights attached to the voting securities of the Corporation:

		Percentage of Issued
Name of Shareholder	No. of Shares	and Outstanding
ZWP Investments Limited (1)	12,858,415	37.06%
Groove Trading Limited (1)	3,168,000	9.13%
Hover Limited	7,011,318	20.21%

(1) Wholly-owned subsidiaries of Wai Kee Holdings Limited of which Derek Zen is a director.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors
Pursuant to the by-laws of the Corporation, the Board of Directors of the Corporation (the “Board of Directors” or the “Board”, as the context may require) shall consist of a minimum of five and a maximum of ten directors. The Board has determined that the number of directors be fixed at six and the persons listed below under “Proposed Management Nominees for Election of Directors” be nominated for election as directors of the Corporation for the ensuing year. All current directors will be deemed to retire at the meeting and will be eligible for reelection. Each director elected at the meeting will hold office until the next Annual General Meeting of the shareholders of the Corporation or until their successors are appointed.

Appointment and Remuneration of Auditors
Management recommends the reappointment of Deloitte & Touche LLP as the auditors of the Corporation to hold office until the next Annual General Meeting at remuneration to be determined by the directors. Deloitte & Touche LLP have served as the Corporation’s auditors since 1991.

Approval of Actions of Directors
As in previous years, shareholders are asked to ratify, sanction and confirm all actions of the directors and officers since the last Annual General Meeting. A simple majority (i.e. in excess of 50% of the votes cast) is required for the approval of this resolution.

Other Matters to Be Acted Upon
Management of the Corporation knows of no other matters to come before the meeting other than those referred to in the Notice of Meeting. However, should any other matters properly come before the Meeting, the accompanying Form of Proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgement.

Proposed Management Nominees for Election as Directors
The directors of the Corporation are elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the six nominees listed herein. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table and notes thereto set out the names of the six persons proposed to be nominated for election as directors, their principal occupations, all offices currently held with the Corporation, the year in which each first became a director of the Corporation, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

Name, Position and Country of Residence(1)	Principal Occupation During the Past 5 Years (1)	Previous Service as a Director	Number of Voting Securities (Common Shares)(1)
Derek Zen Chairman of the Board Hong Kong	Mr. Zen is the Executive Director of Road King Infrastructure Limited since its establishment. He is also the Vice Chairman of Wai Kee Holdings Limited and the Chairman of Build King Holdings Limited – both companies listed in the Hong Kong Stock Exchange. He holds a Bachelor of Science degree in Engineering and a Master of Business Administration degree. He is a Chartered Engineer and is a member of the Institution of Civil Engineers and is a fellow member of the Institute of Quarrying, UK. Mr. Zen has over 30 years of experience in the civil engineering industry.	2006	(2) & (3)
Dr. Eric Littley(5) Director Kamloops, BC	Dr. Littley has a diverse background in the management of crops and plant diseases, and has extensive experience in the ginseng industry. He holds a Masters degree in Pest Management and a Ph.D. in Plant Pathology from the Centre for Pest Management at Simon Fraser University. His background includes 10 years leading the R&D efforts with Chai-Na-Ta Corp. and 7 years as a consultant to specialty crop growers in Canada and the U.S. He is currently Chair of the Department of Biological Sciences at Thompson Rivers University in Kamloops, BC.	2001	2,000
Peter Leung (4)(5) Director Ancaster, ON	Mr. Leung is a pharmacist and holds a Bachelor of Science degree in Pharmacy. He was a former President of the Chinese Pharmaceutical Society in Ontario.	2001	-
Steven Hsieh (4) Director Vancouver, BC	Mr. Hsieh is in public practice as a Certified Management Accountant in Vancouver, British Columbia. Mr. Hsieh is a member of the Chartered Institute of Management Accountants, U.K., and of the Certified Financial Planners of Canada.	2002	-
Wilman Wong (5) Director and Chief Executive Officer/ Corporate Secretary Vancouver, BC	Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and associate member of the Hong Kong Institute of Certified Public Accountants. Mr. Wong has over twenty years of experience in auditing, taxation, corporate administration and corporate secretarial and financial management.	2005	-
Brent Lau (4) Director Hong Kong	Mr. Lau previously acted as executive director for various companies listed in the Hong Kong Stock Exchange. He graduated from the University of Toronto with a Bachelor of Commerce degree and has over twenty years of experience in various senior corporate administration and operation management, money lending and securities trading businesses.	2006	-

(1) The information as to country of residence, principal occupation and shares beneficially owned or over which a Director exercises control or direction has been furnished by each Director individually.
(2) 12,858,415 and 3,168,000 common shares of the Corporation are owned by ZWP Investments Limited and Groove Trading Limited respectively, of which Derek Zen is a director.
(3) Derek Zen holds 253,728 common shares of the Corporation.
(4) Members of the Corporation’s Audit Committee.
(5) Members of the Corporation’s Farm Review Committee.

All of the above nominees are now Directors of the Corporation. Derek Zen was appointed to the Board on November 23, 2006, Dr. Eric Littley was appointed to the Board on June 1, 2001, Peter Leung was appointed to the Board on August 20, 2001, Steven Hsieh was appointed to the Board on February 1, 2002, Wilman Wong was appointed to the Board on November 14, 2005 and Brent Lau was appointed to the Board on November 23, 2006.

All nominees are ordinarily resident in Canada with the exception of Derek Zen and Brent Lau who are ordinarily resident in Hong Kong.

COMPENSATION OF MANAGEMENT AND OTHERS

Information with respect to the compensation paid by the Corporation and its subsidiaries during the last completed fiscal year to the Directors and Executive Officers is set forth in the statement annexed hereto as “Schedule A”.

During the most recently completed fiscal period ended December 31, 2010, no options were granted either to eligible Directors or officers of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and executive officers of the Corporation’s proposed nominees for election or associates of such persons are, or have been, indebted to the Corporation or its subsidiaries at any time since the beginning of the last completed financial year.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committee (“NI 52-110”), venture issuers are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly, the Corporation provides the disclosure hereto as “Schedule B”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no informed persons of the Corporation, any proposed directors of the Corporation, or any associate or affiliate of any informed persons or proposed directors, have had any interest in any transaction since the commencement of the Corporation’s most recent completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. Details of related party transactions are contained in the notes to the Corporation’s audited financial statements for the fiscal year ended December 31, 2010.

MANAGEMENT CONTRACTS

Management functions of the Corporation or any of its subsidiaries are not to any substantial degree performed by a person other than the directors or executive officers of the Corporation or the subsidiaries.

CORPORATE GOVERNANCE PRACTICES

The Board continually evaluates the corporate governance policies and procedures of the Corporation. The Corporation has updated its governance practices with respect to the matters addressed by National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines.

A description of the Corporation’s governance practices and policies with reference to the items set forth in NP 58-101 is attached hereto as “Schedule C”.

ADDITIONAL INFORMATION

Additional information with respect to the Corporation including its Annual Information Form can be found on the SEDAR website at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s audited financial statements and related MD&A for the year ended December 31, 2010. Shareholders may contact the Corporation to request copies of the Corporation’s annual financial statements, interim financial statements and MD&A by: (i) mail to Unit 100 – 12051 Horseshoe Way, Richmond, B.C. V7A 4V4; or (ii) fax to (604) 272-4113.

APPROVAL OF INFORMATION CIRCULAR

The contents and the delivery of this circular have been approved by the Board of Directors of the Corporation.

DATED at Richmond, British Columbia, this 31st day of March, 2011.

“Derek Zen”

Derek Zen
Chairman of the Board

SCHEDULE A

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains the material elements of the compensation arrangements for the Named Executive Officers (“NEOs”) of Chai-Na-Ta Corp. (“the Corporation”) for the year ended December 31, 2010. The NEOs of the Corporation are the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). There is also disclosure about the compensation arrangement that the Corporation has with its directors.

Compensation Objectives and Design

The primary objective in determining the compensation is to attract and retain highly qualified individuals. Upon accepting an executive position, the NEOs are required to sign employment contracts which outline their duties, responsibilities and provide details of their compensation. These contracts are signed by the Chairman of the Board of Directors on behalf of the Corporation and approved by the Board of Directors.

Compensation Plan Elements

The compensation plan consists of two elements:

  base salary; and

  annual bonuses

Base salaries are intended to provide the executive with a level of income not contingent on the performance of the Corporation. The base salaries of the NEOs are determined by comparable base salaries for similar positions in similarly sized companies. Any adjustments to the annual base salary are effective April 1st after being approved by the Board of Directors at their meeting in the first quarter of the year.

Annual bonuses are intended to reward executives for Corporation performance. There is no predetermined formula for the annual bonuses, but they are dependant on the Corporation being profitable during the prior fiscal year and not burdensome to short-term cash flows. The annual bonuses are based on the annual salaries of the executives and are to be paid April 1st each year after being approved by the Board of Directors at their meeting in the first quarter of the year.

Compensation Table

Name and Position	Year	Base Salary	Annual Bonus	All Other Compensation	Total Compensation
Wilman Wong CEO/Corporate Secretary	2010	$ 116,815	$ 1,500	$ 3,529 (1)	$ 121,844
Terry Luck CFO	2010	$ 93,526	$ 1,400	$ NIL	$ 94,926

(1) The other compensation for Mr. Wong are the expenses incurred for a vehicle that was primarily used by Mr. Wong.

Incentive Plan Awards

The Corporation has no outstanding share-based or option-based awards outstanding as of December 31, 2010.

Pension Plan Benefits

The Corporation does not have a pension plan as of December 31, 2010.

Termination and Change of Control Benefits

The Corporation has entered into contractual agreements with the NEOs that will provide specific compensation in the event that the executive is terminated without cause. The executive will be entitled to three months written notice or equivalent severance pay in lieu of notice plus one month’s salary per full or partial fiscal year of employment. These payments are contingent on the executive accepting a one-year non-competition agreement as well as a non-disclosure agreement. As at

December 31, 2010 the CEO and CFO would be entitled to payments of $131,376 and $106,268, respectively, if either of them were to have their employment terminated without cause and without notice.

The Corporation accrued $30,000 and $24,000 in retention bonuses for the CEO and the CFO, respectively, as at December 31, 2010 as part of a Corporation wide plan to retain management and staff through the expected final harvest in 2011 and the subsequent sale of the inventory in 2012. No other funds were set aside or accrued by the Corporation during the year ended December 31, 2010 to provide pension, retirement or similar benefits for Directors or Executive Officers.

There are no payments that the Corporation is required to pay to the NEOs upon the change of control of the Corporation as of December 31, 2010.

Director Compensation Table

Name & Position	Year	Director Fees	All Other Compensation	Total Compensation
Steven Hsieh	2010	$ 7,000	$ NIL	$ 7,000
Brent Lau	2010	$ 6,500	$ NIL	$ 6,500
Peter Leung	2010	$ 8,000	$ NIL	$ 8,000
Eric Littley	2010	$ 5,250	$ NIL	$ 5,250
Wilman Wong (1) CEO	2010	$ NIL	$ NIL	$ NIL
Derek Zen (2) Chairman	2010	$ NIL	$ NIL	$ NIL

(1) Mr. Wong does not receive director fees because he is paid a base salary by the Corporation.
(2) Mr. Zen does not receive director fees because he is paid a base salary by the largest shareholder of the Corporation.

On August 23, 1995, the Board of Directors approved a schedule of fees for Directors. Directors receive an annual retainer of $3,000. Members of the Audit Committee and/or the Farm Review Committee receive an annual retainer of $1,000. All retainers are paid in quarterly installments. In addition, Directors who attend Committee meetings, whether by appointment to the Committee or by invitation, receive a per-meeting fee of $500 for each meeting that they attend in person and $250 for each meeting they attend by teleconference. Directors who receive a salary from the Corporation are not eligible for Directors’ fees.

Additional Compensation Disclosure

The Corporation had a stock option plan set up in 2003 which issued options to the CEO, CFO and three of the current directors. These options expired in December 2008 having not been exercised. The Corporation has no plans to reintroduce this or any other stock option plan as at December 31, 2010.

SCHEDULE B

AUDIT COMMITTEE

Audit Committee Charter

Purpose:

The Audit Committee is established by and among the Board of Directors (BOD) for the primary purpose of assisting the Board in:

  Overseeing the integrity of the Corporation’s financial statements;

  Overseeing the Corporation’s compliance with the legal and regulatory requirements;

  Overseeing the independent auditor’s qualification and independence;

  Overseeing the performance of the Corporation’s independent auditor;

  Overseeing the Corporation’s system of disclosure controls and procedures, internal controls over financial reporting

Composition of Committee:

  Minimum of 3 members (all Directors of the Corporation)

  All members are independent Directors

  Members are financially literate

  Meets all other applicable requirements of all stock exchanges on which the Corporation lists its securities and of securities regulatory authorities

Responsibilities:

  Audit Committee reports to the BOD

  Assists the BODs with their responsibilities with respect to:

    oversight of the reliability and integrity of the accounting principles and practices used;

    financial statements and other financial reporting;

    disclosure principles and practices followed by management of the Corporation and its subsidiaries;

    oversight of the qualifications, independence and performance of the external auditors of the Corporation;

    establishment by management of an adequate system of internal controls and procedures;

    performance of the internal controls and procedures;

    performance of the internal audit function if it exists; and

    compliance by the Corporation with legal and regulatory requirements

Audit Committee Meetings:

  Regular meetings called by BOD, Chairman of the Board, or Committee Chairman

  Special meetings as called by Chairman of the Board, Committee Chairman, any other member of the committee or external auditors

  External auditors must be provided notice of every meeting, and be entitled to attend and participate in each meeting

  Report on each meeting must be prepared for the BOD, and must include:

    any issues with respect to quality or integrity of the financial statements;

    compliance of the Corporation and its subsidiaries with respect to legal or regulatory requirements;

    performance and independence of the external auditors; and

    performance of the internal audit function of the Corporation and its subsidiaries.

  Minutes of meeting must be prepared and circulated to the BOD

Internal and External Auditors:

  Recommends external auditors for appointment to the BOD

  Recommends compensation of the external auditor to the BOD

  Reviews the performance of the external auditors at least annually

  If appropriate, recommends removal of external auditors and replacement of same

  External auditor reports directly to the Audit Committee

  Reviews the external auditors’ statement confirming their independence from the Corporation, and discusses same with the external auditors

  Confirms external auditors’ independence (in accordance with applicable regulations) to the BODs

  Discusses with management and the external auditors the rotation plan (including the timing and process for implementing the plan) for all of the audit partners active on the engagement

  Reviews the hiring policies for employees and former employees of the external auditors

  At least annually, reviews external auditors’ internal quality control procedures, any material issues raised by the most recent quality control review or peer review of the firm, or any inquiry or investigation by governmental or professional authorities of the firm within the preceding five years, and any steps taken to deal with such issues

  Reviews and pre-approves all services (audit and non-audit services) to be provided by the external auditor

  Pre-approval authority over non-attest services may be delegated to one or more independent directors on the Audit Committee

  At least annually, reviews and approves overall scope of external audit plan

  Periodically reviews the status and findings of the external auditors audit program

  At least annually, reviews and approves internal audit program where an internal audit function exists (annual and periodic)

  Periodically reviews the status and findings of the internal audit program

  Obtain assurances from the external auditors that the audit was conducted in a manner consistent with the applicable standards for the conduct of an audit in accordance with Canadian (and U.S. if applicable) generally accepted auditing standards

Internal Controls:

  Periodically reviews the adequacy of internal controls, including reports from management of any deficiencies in the design or operation and/or major issues in the adequacy of these controls, including evidence of fraud. Make reports or recommendations to the BOD regarding same

  Reviews reports or other communications from the internal and external auditors regarding:

    any identified weaknesses or deficiencies, or any audit problems or difficulties encountered in performing the audit, review management’s response and actions taken to remedy the issues identified;

    any audit problems or difficulties encountered in performing the audit, review management’s response; and

    resolve any disagreements between management and the auditors

Risk Assessment:

  At least annually, discuss with management the guidelines and policies utilized by management with respect to risk assessment and risk management

  Discuss with management, the major financial risk exposures and steps to monitor and control such exposures

Disclosure:

  Financial Statements:

  Reviews and discusses with management and the external auditors the Corporation's annual and quarterly financial statements

  Recommends to the BOD approval of audited financial statements

  Reviews major issues regarding accounting principles and financial statements presentation

  Reviews any significant changes in the selection or application of accounting principles to be used

  Reviews report from external auditor concerning the audited financial statements describing:

    all critical accounting policies and practices used;

    all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management;

    ramifications of the use of alternative disclosures and treatments;

    treatment preferred by the external auditors; and

    any material written communications between the external auditors and management (i.e. – management representation letter, internal control letter, schedule of unadjusted differences)

  Reviews analyses (prepared by management or the external auditors) of significant financial reporting issues and judgements made in connection with the preparation of the financial statements (i.e. – effects of alternative GAAP; effects of regulatory or accounting initiatives; off balance-sheet structures)

CEO/CFO Certification:

  Reviews and monitors practices and procedures adopted to assure compliance with applicable laws and requirements of the applicable stock exchanges – includes:

    reporting;

    disclosure;

    officer certification; and

    other matters related to financial performance.

  Where required, makes recommendations to the BOD thereon

  In Camera Sessions:

    Quarterly or at least annually, meets separately with each of management and the external auditors to discuss matters such as the following:

      effectiveness of the system of internal controls;

      adequacy of the financial reporting processes and procedures;

      quality and integrity of the financial statements;

      evaluation of the performance of any of the above noted groups; and

      any other matter deemed appropriate

  Review of Other Financial Information:

    Reviews the Corporation’s annual and interim MD&As

    Reviews the Corporation’s annual and interim earnings press releases before they are publicly disclosed

    Reviews all financial information and earnings guidance provided to analysts and rating agencies

    Reviews any other public disclosures containing material audited or unaudited financial information (i.e. – including but not limited to: prospectuses, annual and quarterly reports and Form 6-K and Form 20-F)

    With respect to other public disclosure of information that is extracted or derived from the Corporation's financial statements, the Audit Committee must be satisfied that management has put appropriate procedures into place for reviewing such information, and the Audit Committee is required to assess the adequacy of those procedures on a periodic basis

    Prepares any reports required to be included in the proxy circular and statement or any other public disclosure document of the organization

    Reviews disclosure contained in the proxy circular and statement or any other public disclosure document of the organization of the services performed and the fees paid to the external auditor

  Adequacy of Insurance:

    At least annually, reviews insurance programs in place for the organization and evaluates their appropriateness

  Business Code of Conduct:

    Reviews business practices followed by senior management to assess compliance with appropriate Corporate Policies and the Code of Business Conduct and to address deficiencies in such compliance

  Legal Matters:

    Periodically discusses with the management any significant legal, compliance or regulatory matters that may have a material effect on the financial statements or the business of the organization (including material notices to, or inquiries received from, governmental agencies)

  Complaints:

    Establishes procedures for the receipt, retention and treatment of complaints or concerns regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters (i.e. - whistle blowers)

  Discharge of Duties and Responsibilities:

    May direct the external or internal auditors to examine or consider a specific matter or area or to perform a supplement review or audit

    May conduct examinations, investigations or inquiries, and engage to assist, special legal, accounting or other advisors on terms and conditions (including fees) as committee deems appropriate

    Committee shall recommend fees to be paid to the external auditors, and any advisors retained by the committee for such services

  Committee Charter:

    Committee charter shall be reviewed and assessed annually

    An annual evaluation of the performance of the committee in relation to the charter shall be performed

  Composition of the Audit Committee

  Following the election of the directors pursuant to this Information Circular, the following will continue to be the members of the Audit Committee:

Steven Hsieh (Chair)	Independent (1)	Financial literate (2)
Peter Leung	Independent (1)	Financial literate (2)
Brent Lau	Independent (1)	Financial literate (2)

  (1) A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the BOD, reasonably interfere with the exercise of a member’s independent judgement.
  (2) An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

  Audit Committee Oversight

  At no time since the commencement of the Corporation’s most recently completed financial year, a recommendation of the Audit Committee to nominate or compensate an external auditor was not adopted by the BOD.

  Pre-Approval Policies and Procedures

  The Audit Committee is authorized by the BOD to review the performance of the Corporation’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including the range of services provided in the context of all consulting services bought by the Corporation. The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary and will notify other members of the Audit Committee of such non-audit or additional work.

  External Auditor Service Fees (By Category)

  The aggregate fees billed by the Corporation’s external auditors in each of the two fiscal years for audit fees are as follows:

	2010	2009
Audit Fees (1)	$125,800 (3)	$125,800
Audit -related Fees	-	-
Tax Fees (2)	-	$18,750
All Other Fees	-	-
Total	$125,800	$144,550

  (1) Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements and fees billed for reviews of interim financial statements as well as fees billed for services relating to the review of documents filed with the SEC.
  (2) Tax fees consist of fees billed for withholding tax refund.
  (3) The estimated audit fee to be billed.

  Exemption

  The Corporation has relied upon the exemption provided by section 6.1 of NI 52-110

  SCHEDULE C

  DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

	Corporate Governance Guidelines under NI 58-101	The Corporation’s Corporate Governance Practices

1.	Board of Directors

	Disclose how the Board of Directors (the “Board”) facilitates its exercise of independent supervision over management, including:	The Board of Directors (the “Board”) has determined that the following Directors are “independent”, within the meaning of NI 58-101: Dr. Eric Littley; Steven Hsieh, Brent Lau and Peter Leung.

(i) the identity of directors that are independent, and
The Board has determined that the following Directors are not “independent”, within the meaning of NI 58-101: Derek Zen and Wilman Wong.
(ii) the identity of directors who are not independent, and the basis for that determination.
Reasons for determination of non independent status:

Derek Zen is the director of a significant security holder of the Corporation.
Wilman Wong is the Chief Executive Officer & Corporate Secretary of the Corporation.

The Board has determined that 4 of 6 of the existing Directors are “independent” within the meaning of NI 58-101.

2.	Directorships
	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer	The Directors currently serving on the Board of other issuers that are reporting issuers (or equivalent) are set out below:

		Director	Directorships
		Derek Zen	Wai Kee Holdings Limited
Road King Infrastructure Limited
Build King Holdings Limited
(all are public companies traded on the Hong Kong Stock Exchange)

		Steven Hsieh	Fireswirl Technologies Inc.
(public company traded on the TSX Venture)

3.	Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new members, and describe any measures the Board takes to provide continuing education for directors.	The Corporation has no formal orientation or education programs for new directors, as the present directors have substantial experience in management of companies. All new directors will receive a record of historical public information and other relevant corporate information of the Corporation.
The Board undertakes ongoing continuing education efforts that include tours of various sites and facilities and meetings with management of the Corporation and regular industry updates with the Board to discuss developments in the industry and market conditions.

4.	Ethical Business Conduct

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has adopted a written Code of Ethics which provides guidelines and expectations to ensure that the Corporation’s commitment to conduct business with the highest degree of ethical conduct is understood and complied with.
  All employees are provided with a copy of the Code of Ethics and sign an acknowledgement attesting their cognizance of the Code.
The Board actively monitors compliance with the Code of Ethics and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. A written Ethics Hotline was given to provide a channel for employees to raise concern with the reassurance that they will be protected from reprisals for “whistleblowing”.

5.	Nomination of Directors

	Disclose what steps, if any, are taken to identify new candidates for Board nomination, including:	The Board does not have a nominating committee.

	(i) who identifies new candidates, and (ii) the process of identifying new candidates.	The Board as a whole acts as the nominating committee when new directors are being considered. The Board feels this is appropriate in view of the size of the Corporation.

6.	Compensation

	Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:	The Board does not have a compensation committee.

	(i) who determines compensation, and (ii) the process of determining compensation.	Directors are remunerated for their services through an annual retainer as well as fees per meeting upon approval of the Board. The Board feels that the amount of such remuneration is appropriate having regard to the responsibilities and risks faced by its members.

The Board is responsible for determining the compensation to be granted the CEO.

7.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board formed a Farm Review Committee in 2006, to review both the plant science techniques and the operations of the Ontario farms and to ensure their smooth and proper function. The Committee will also assist in land selection.

8.	Assessments

	Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board of Directors reviews and monitors, on an ongoing basis, the effectiveness of the Board as a whole and of the committees of the Board and assesses the contributions and effectiveness of individual directors. The Board of Directors believes this is appropriate and an effective way of addressing this guideline given the nature of the Corporation’s business and, the composition and the size of the Board of Directors.